UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35806

THE EXONE COMPANY

(Exact name of registrant as specified in its charter)

127 Industry Boulevard

North Huntingdon, Pennsylvania 15642

(724) 863-9663

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

c/o Meg Broderick

ExOne Operating, LLC

63 3rd Avenue

Burlington, MA 01803

(978) 224-1244

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*	Explanatory Note: On November 12, 2021, ExOne Operating, LLC (formerly known as The ExOne Company), a Delaware limited liability company (the “Company”), completed a series of transactions whereby the Company ultimately became an indirect and wholly-owned subsidiary of Desktop Metal, Inc. a company incorporated under the laws of Delaware.

Pursuant to the requirements of the Securities Exchange Act of 1934, ExOne Operating, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ExOne Operating, LLC Successor by merger to THE EXONE COMPANY

Date: November 22, 2021	By:	/s/ Meg Broderick
	Name:	Meg Broderick
	Title:	Secretary